UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Weichai America Corp.

Attn: Huisheng Liu

3100 Golf Road

Rolling Meadows, IL 60008

847-725-7030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 73933G202	Page 2 of 8

1	NAME OF REPORTING PERSON Weichai America Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,928,752[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,928,752[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,928,752[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.46%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include 2,385,624 shares of Series B Preferred Stock held by Weichai America Corp. The Series B Preferred Stock will convert automatically into 4,771,248 shares of Common Stock of the Issuer upon the Issuer’s stockholders approving the proposals to issue Common Stock upon conversion of the Series B Preferred Stock for purposes of Rule 5635 of the Nasdaq Listing Rules, but are not otherwise convertible into shares of Common Stock, and Series B Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock of the Issuer.
[2]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017 (excluding 84,240 shares of unvested restricted stock that were granted and are subject to forfeiture under the Issuer’s incentive compensation plan), as disclosed by the Issuer in the Purchase Agreement attached to the Schedule 13D as filed with the SEC by the Reporting Persons on April 7, 2017, plus 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to such Purchase Agreement.

13D

CUSIP No. 73933G202	Page 3 of 8

1	NAMES OF REPORTING PERSONS Weichai Power Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,928,752[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,928,752[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,928,752[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.46%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include 2,385,624 shares of Series B Preferred Stock held by Weichai America Corp. The Series B Preferred Stock will convert automatically into 4,771,248 shares of Common Stock of the Issuer upon the Issuer’s stockholders approving the proposals to issue Common Stock upon conversion of the Series B Preferred Stock for purposes of Rule 5635 of the Nasdaq Listing Rules, but are not otherwise convertible into shares of Common Stock, and Series B Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock of the Issuer.
[2]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017 (excluding 84,240 shares of unvested restricted stock that were granted and are subject to forfeiture under the Issuer’s incentive compensation plan), as disclosed by the Issuer in the Purchase Agreement attached to the Schedule 13D as filed with the SEC by the Reporting Persons on April 7, 2017, plus 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to such Purchase Agreement.

13D

CUSIP No. 73933G202	Page 4 of 8

1	NAMES OF REPORTING PERSONS Shandong Heavy Industry Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,928,752[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,928,752[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,928,752[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.46%[2]
14	TYPE OF REPORTING PERSON* CO

[1]	The number of shares beneficially owned does not include 2,385,624 shares of Series B Preferred Stock held by Weichai America Corp. The Series B Preferred Stock will convert automatically into 4,771,248 shares of Common Stock of the Issuer upon the Issuer’s stockholders approving the proposals to issue Common Stock upon conversion of the Series B Preferred Stock for purposes of Rule 5635 of the Nasdaq Listing Rules, but are not otherwise convertible into shares of Common Stock, and Series B Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock of the Issuer.
[2]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017 (excluding 84,240 shares of unvested restricted stock that were granted and are subject to forfeiture under the Issuer’s incentive compensation plan), as disclosed by the Issuer in the Purchase Agreement attached to the Schedule 13D as filed with the SEC by the Reporting Persons on April 7, 2017, plus 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to such Purchase Agreement.

13D

CUSIP No. 73933G202	Page 5 of 8

Item 1.	Security and Issuer

This constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D relating to the shares of Common Stock of Power Solutions International, Inc. (the “Issuer”) as filed with the SEC on April 7, 2017 (as so amended, the “Schedule 13D”) by Weichai America Corp. (“Weichai America”), Weichai Power Co., Ltd. (“Weichai Power”), and Shandong Heavy Industry Group Co., Ltd. (“SHIG”) (each of Weichai America, Weichai Power, and SHIG a “Reporting Person” and collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 1 without being defined herein have the respective meanings given to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, this Schedule 13D is not modified or revised in any way.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

Weichai America entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Gary S. Winemaster (“Mr. Winemaster”) pursuant to which Weichai America purchased 200,000 shares of Common Stock from Mr. Winemaster in a privately negotiated transaction. Pursuant to the terms of the Share Purchase Agreement, Weichai America acquired the Common Stock at a purchase price of $ 9.50 per share. The Share Purchase Agreement contains customary representations and warranties by Weichai America and Mr. Winemaster. This privately negotiated transaction was subject to the consent of the Issuer which was obtained on August 8, 2017 and the transaction was completed on August 8, 2017.

The source of the funds used to purchase the 200,000 shares of Common Stock from Mr. Winemaster was a $1.9 million loan from Weichai Power Hong Kong International Development Co., Ltd. to Weichai America (the “Loan Agreement”).

The summary contained herein of the Share Purchase Agreement and the Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement and the Loan Agreement, copies of which are filed as Exhibit J and Exhibit K hereto, respectively, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Persons acquired securities of the Issuer for investment purposes.

13D

CUSIP No. 73933G202	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as set forth below:

(a), (b) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares					Percent of Class (2)
Reporting Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole	Shared(1)	Sole	Shared(1)
Weichai America	2,928,752	0	2,928,752	0	2,928,752	21.46%
Weichai Power	2,928,752	0	2,928,752	0	2,928,752	21.46%
SHIG	2,928,752	0	2,928,752	0	2,928,752	21.46%
Total(3) (all Reporting Persons)	2,928,752	0	2,928,752	0	2,928,752	21.46%

1	Weichai America is the direct and record owner of 2,928,752 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares of Common Stock with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai America’s parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power’s board of directors.
2	The foregoing percentages are calculated in accordance with the 10,921,834 outstanding shares of Common Stock as of March 20, 2017 (excluding 84,240 shares of unvested restricted stock that were granted and are subject to forfeiture under the Issuer’s incentive compensation plan), as disclosed by the Issuer in the Purchase Agreement included as Exhibit B to the Schedule 13D as filed by the Reporting Persons with the SEC on April 7, 2017 plus 2,728,752 shares of Common Stock issued to Weichai America on March 31, 2017 pursuant to such Purchase Agreement.
3	The Reporting Persons disclaim membership in a group.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A attached to the Schedule 13D as filed by the Reporting Persons with the SEC on April 7, 2017 has effected any transactions in the Common Stock during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

13D

CUSIP No. 73933G202	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Weichai America entered into the Share Purchase Agreement, with Mr. Winemaster pursuant to which Weichai America purchased 200,000 shares of Common Stock from Mr. Winemaster in a privately negotiated transaction. Pursuant to the terms of the Share Purchase Agreement, Weichai America acquired the Common Stock at a purchase price of $9.50 per share. The Share Purchase Agreement contains customary representations and warranties by Weichai America and Mr. Winemaster. This privately negotiated transaction was subject to the consent of the Issuer which approval was obtained on August 8, 2017 and the transaction was completed on August 8, 2017.

The source of the funds used to purchase the 200,000 shares of Common Stock from Mr. Winemaster was a $1.9 million loan from Weichai Power Hong Kong International Development Co., Ltd. to Weichai America pursuant to the Loan Agreement.

The summary contained herein of the Share Purchase Agreement and the Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement and the Loan Agreement, copies of which are filed as Exhibit J and Exhibit K hereto, respectively, and which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit J:	Share Purchase Agreement between Weichai America and Gary Winemaster,

Exhibit K:	Loan Agreement with Weichai Power Hong Kong International Development Co., Ltd.

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2017

Weichai America Corp.

By:	/s/ Huisheng Liu
Name:	Huisheng Liu
Title:	Chairman

Weichai Power Co., Ltd.

By:	/s/ Sun Shaojun
Name:	Sun Shaojun
Title:	Executive President

Shandong Heavy Industry Group Co., Ltd.

By:	/s/ Jiang Kui
Name:	Jiang Kui
Title:	President